

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Michael Mullican
Chief Financial Officer
Academy Sports and Outdoors, Inc.
1800 North Mason Road
Katy, TX 77449

> **Re: Academy Sports and Outdoors, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2022**
> **Filed March 29, 2022**
> **Form 10-Q for the Fiscal Quarter Ended July 30, 2022**
> **Filed September 7, 2022**
> **File No. 001-39589**

Dear Michael Mullican:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
2021 (52 weeks) Compared to 2020 (52 weeks)
Net Sales, page 50

1. We note that you disclose the increase in net sales "was driven by an increase in both transactions and average ticket." Please quantify the amount attributable to changes in volume of goods sold and changes in pricing. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended July 30, 2022

Non-GAAP Measures
Adjusted EBITDA and Adjusted EBIT, page 31

2. Please explain to us why you believe adjusting for pre-opening costs is appropriate considering your growth strategy is based on the opening of new stores, and these costs would appear to be normal, recurring cash operating expenses necessary for your core operations. We note you have opened two new stores and intend to open nine stores in 2022. Refer to Question 100.01 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rene Casares, General Counsel